Resolution Relating to Retirement of Shares

On September 11, 2015, the Board of Directors of Woori Bank passed a resolution regarding the retirement of shares.

Key Details

1)	Number of shares to be retired : 278,371 (common shares)

2)	Total number of issued shares : 676,278,371

3)	Par value per share (KRW) : 5,000

4)	Aggregate book value of the shares to be retired (KRW) : 3,481,050,146

5)	Shares to be retired : Previously acquired treasury shares

6)	Scheduled date of share retirement : October 2, 2015

7)	Date of board resolution : September 11, 2015

8)	Other matters to be considered

•	The retirement of shares is in accordance with Article 343, Section 1 of the Korean Commercial Code.

•	There will be no decrease to Woori Bank’s capital as the treasury shares to be retired were acquired using distributable profits.

•	The aggregate amount is based on the average acquisition price per share of 12,505 won in the Trust Agreement.

•	Related disclosure: Reports on Form 6-K submitted by Woori Bank on December 30, 2014, titled “Acquisition of Treasury Shares”

•	The process to retire the shares will be initiated after the termination date (September 29, 2015) of the current Trust Agreement.

•	The scheduled date above is subject to change based on consultation with the relevant authorities.